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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           --------------------------
                                     FORM 15
                           --------------------------

   Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                             Commission File Number: 333-01793

                          COMDATA HOLDINGS CORPORATION
                       401(K) SAVINGS AND RETIREMENT PLAN
             (Exact name of registrant as specified in its charter)

                             8100 34TH AVENUE SOUTH
                        MINNEAPOLIS, MINNESOTA 55425-1640
                                 (612) 853-8100
               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)

                        INTEREST IN ABOVE-REFERENCED PLAN
            (Title of each class of securities covered by this Form)

                                      NONE
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)    / /             Rule 12h-3(b)(1)(ii) / /
          Rule 12g-4(a)(1)(ii)   / /             Rule 12h-3(b)(2)(i)  / /
          Rule 12g-4(a)(2)(i)    / /             Rule 12h-3(b)(2)(ii) / /
          Rule 12g-4(a)(2)(ii)   / /             Rule 15d-6           /x/*
          Rule 12h-3(b)(1)(i)    / /

 Approximate number of holders of record as of the certificate or notice date: None*

         Pursuant to the requirements of the Securities Exchange Act of 1934, Ceridian Corporation Savings and Investment Plan and Ceridian Corporation Personal Investment Plan, as successors in interest to the Comdata Holdings Corporation 401(K) Savings and Retirement Plan, have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date:  January 10, 2000    Ceridian Corporation Savings and Investment Plan
                           Ceridian Corporation Personal Investment Plan, as successors in interest.

                           By: Ceridian Corporation, named fiduciary of such plans.

                           By:   /s/ Gary M. Nelson
                                 --------------------------------------
                                 Gary M. Nelson, Vice President,
                                 General Counsel and Secretary

INSTRUCTION: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

* Effective as of June 1, 1999, the Comdata Holdings Corporation 401(K) Savings and Retirement Plan (the "Plan") was merged into the Ceridian Corporation Savings Investment Plan and the Ceridian Corporation Personal Investment Plan. As a result, interest in the Plan which constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist. Therefore, this Form 15 has been filed to suspend the Plan's duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.